082-03271

Regulatory Announcement

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SUPPL

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:00 08-Oct-07
Number	3408F

07027619

RNS Number:3408F
Tesco PLC
08 October 2007

ORDINARY SHARES - SALE BY DIRECTOR

8th October 2007

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Company was notified that on 5th October 2007 the following Non-Executive Director sold Ordinary Shares of 5p each in the Company at a price of 462.50p.

Director	No of Shares
R Chase	52,653

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a) and DTR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 632222

This information is provided by RNS
The company news service from the London Stock Exchange

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dw 10/30

Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:00 10-Oct-07
Number	5082F

RNS Number:5082F
Tesco PLC
10 October 2007

IBP - ORDINARY SHARE PURCHASE

10 October 2007

TESCO PLC

Tesco PLC (the 'Company') was notified today that on 9 October 2007, the Tesco International Employee Benefit Trust purchased 1,250,000 Ordinary Shares of 5p each in the Company at an average price of 464.06p each.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Executive directors and PDMRs of the Company, as potential beneficiaries of the Trust, are deemed to have an interest in the shares acquired by the Trust. The directors/PDMRs in question are: P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a) and DTR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 632222

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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Blocklisting Interim Review
Released	13:27 12-Oct-07
Number	6416F

RNS Number:6416F
Tesco PLC
12 October 2007

BLOCK LISTING SIX MONTHLY RETURN

Date: 12 October 2007

Name of applicant:		TESCO PLC			
Name of scheme:		EXECUTIVE SHARE OPTION SCHEME(1994) APPROVED; UNAPPROVED EXECUTIVE SHARE OPTI SCHEME (1996); INTERNATIONAL EXECUTIVE SHARE OPTION SCHEME; DISCRETIONARY SHARE OPTION PLAN (2004)			
Period of return:	From:	1 APRIL 2007	To:	30 SEPTEMBER 2007	
Balance of unallotted securities under scheme(s) from previous return:		8,652,274			
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		50,000,000			
Less: Number of securities issued/ allotted under scheme(s) during period (see LR3.5.7G):		15,682,807			
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		42,969,467			

Name of contact:	TERESA JAMES, GROUP SHARE SCHEMES MANAGER
Telephone number of contact:	01992 646610

BLOCK LISTING SIX MONTHLY RETURN

Date: 12th October 2007

Name of applicant:	TESCO PLC

Name of scheme:		TECSO PLC SAVINGS RELATED SHARE OPTION SCHEME (1981) TESCO PLC IRISH SAVINGS RELATED SHARE OPTION SCHEME (2000)			
Period of return:	From:	1 April 2007	To:	30 September 200	
Balance of unallotted securities under scheme(s) from previous return:		9,499,236			
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A			
Less: Number of securities issued/ allotted under scheme(s) during period (see LR3.5.7G):		3,347,374			
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,151,862			

Name of contact:	TERESA JAMES, GROUP SHARE SCHEMES MANAGER
Telephone number of contact:	01992 646610

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	17:00 22-Oct-07
Number	1506G

RNS Number:1506G
Tesco PLC
22 October 2007

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")

ANNOUNCEMENTS

22 October 2007

SHAREHOLDINGS OF DIRECTORS AND PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1. Tesco PLC has today been notified that on 19th October 2007 the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 472 pence on behalf of the directors and persons discharging managerial responsibilities ('PDMRs') listed below:

Director / PDMR	Number of shares
R W Brasher	23
P A Clarke	23
A Higginson	23
T P Leahy	23
T J R Mason	23
L Neville-Rolfe	23
D T Potts	23

This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a) and DTR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 632222

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